Exhibit 21

SUBSIDIARIES

Audio Innovations, Inc., an Oklahoma corporation

Lightning Audio Corporation, an Arizona corporation

MB Quart GmbH, a German GmbH

MB Quart Shanghai, Inc., an Arizona corporation

SimpleDevices, Inc.

Rockford (Europe) Elektronik Vertriebs GmbH, a German GmbH

Rockford Foreign Sales Corporation, a Barbados corporation

Rockford Japan Corporation, a Japanese corporation

Rockford Sales.Com, Inc., an Arizona corporation

Rockford Singapore Corporation, an Arizona corporation